UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009084

February 17, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
And Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning a shareholder proposal submitted to AIG by Anne Ellsworth. We also have received a letter on behalf of the proponent dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Anne Ellsworth
c/o Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

5272

February 2, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: American International Group "no-action" request dated January 9, 2004 concerning a shareholder proposal seeking a special executive compensation review to study ways of linking executive compensation to the eradication of predatory lending practices.

Ladies and Gentlemen:

In its letter of January 9, 2004, American International Group (the"Company') indicated its intention to omit a shareholder resolution submitted by Anne Ellsworth and seven other shareholders (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to conduct a special executive compensation review to study ways to link the Company's executive compensation to the eradication of predatory lending practices.

The Company believes the Proposal violates Rule 14a-8(i)(7) (the "ordinary business" exclusion).

The Proponents disagree that the Proposal deals with matters of ordinary business.

Does the Proposal Constitute Matters of Ordinary Business?

In 2001, the Commission found a similar Proposal with a virtually identical Resolved clause did not violate Rule 14a-8(i)(7). See Household International (available February 26, 2001).

The Company argues that that it is already subject to numerous forms of governmental regulation with respect to potential predatory lending. The Proponents are aware of this, and in fact, have suggested that complaints filed with these various regulators be one of the ways of evaluating predatory lending performance.

In its argument, the Company notes that the Commission has numerous times held that predatory lending is within the purview of shareholders as a matter of significant social policy. The Proponents believe that inattention to

RESPONSIBLE WEALTH
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

such important matters puts the Company's reputation and assets at risk, and therefore is a matter for which executives should be held particularly accountable.

The Company contends that the Proposal seeks to micro-manage the Company's business. The Proponents do not believe this is the case. The Proposal makes no claims in how the Company should eradicate predatory lending practices, it only seeks to hold the executive officers for success in meeting this goal.

The Company argues that the term "executive" could be applied to executives at the subsidiary level of the organization and is therefore excludable on this basis of dealing with ordinary compensation. It is the Proponent's intent that the Proposal apply to the executive officers of the Company. Indeed, it is these officers whose compensation is directly overseen by the Board.

Conclusion

In light of prior precedent established for this Proposal in the Household International decision, and because the Proponents believe that the Company has failed to establish any grounds for reconsidering the Household precedent, the Proponents respectfully request that the Company's petition for "no-action" relief be denied.

In accordance with Rule 14-8(j) please find six copies of this letter enclosed. A copy of this letter has been simultaneously sent to Kathleen E. Shannon, Senior Vice President and Secretary of the Company.

Thank you for your consideration.

Sincerely,

Scott Klinger
Co-Director, Responsible Wealth
On behalf of the Proponents

Cc: Kathleen E. Shannon, American International Group
Anne Ellsworth
Julie N.W. Goodridge, NorthStar Asset Management
Peter Stern
Rosemary Faulkner
Judith Fetterley
Helen Flannery
Susan Lloyd
David Bradlee

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5120
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Anne Ellsworth (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal requests the Board of Directors (the "Board") of the Company to conduct a special executive compensation review to study ways of linking executive compensation to successfully addressing predatory lending practices and to prepare a summary of the review to be made available to shareholders.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials because they relate to the ordinary business operations of the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Grounds for Omission

1. ***The Proposal relates to the ordinary business of the Company***

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes the Proposal improperly seeks to micro-manage the Company and, therefore, can be excluded under Rule 14a-8(i)(7).

The Proposal is concerned with "addressing predatory lending practices". This is also the concern of various federal laws and regulations, including, the Truth-In-Lending Act, the Fair Housing Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Federal Reserve Board's Regulations B, C, P and Z. The Company's domestic consumer finance operations, conducted through various subsidiaries, are subject to this complex regulatory regime. In addition, some of those subsidiaries are also subject to state legislation designed to curb lending abuses. Outside the United States, various jurisdictions have similar regulations which apply to the Company's local consumer finance operations. The Proponent wants the Board to study one method ("linking executive compensation") of ensuring that these subsidiary operations are in compliance with these complex and overlapping laws.

We acknowledge that the staff of the Commission (the "Staff") currently views shareholder proposals requesting oversight of predatory lending practices as raising significant social policy issues and, as such, outside the ordinary business operations of a lending company. See Associates First Capital Corporation, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 314 (Mar. 13, 2000)(proposal requesting committee of outside directors to oversee development and enforcement of anti-predatory lending policies outside of the ordinary business operations); Conseco, Inc., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 483 (Apr. 5, 2001)(same). The Proposal here, however, does not request independent board members to establish policies to prevent predatory lending practices. Rather, the Proposal here requests a specific method — the linking of executive compensation — to prevent predatory lending practices. By seeking to impose a specific method for implementing complex policies, the Proposal improperly attempts to "micro-manage" the Company. Compliance with anti-predatory lending laws and the creation and marketing of sub-prime lending products are of such a complex nature that "shareholders, as a group, would not be in a position to make an informed judgment" as to whether the Proposal suggests a useful method for implementing the proposed policy. See Release, at 80,540.

We also believe the Proposal relates to general compensation matters. The Staff has recognized a distinction between proposals that concern general employee compensation and senior executive compensation:

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

See Staff Legal Bulletin No. 14A (July 12, 2002)(emphasis in original)(footnote omitted).

The Company's consumer finance subsidiaries have numerous employees classified as "executives". None of these "executives" are involved in directing Company policy. Many have no oversight whatsoever of the lending practices of the Company's consumer finance subsidiaries. If the Proposal concerns these non-senior executives it is properly excludable under Rule 14a-8(i)(7) as relating to general employee compensation matters. See, e.g., Lucent Technologies, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 790 (Nov. 26, 2003)(proposal that relates to "management" compensation is properly excluded under Rule 14a-8(i)(7)); The Student Loan Corporation, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 321 (Mar. 18, 1999) (proposal that relates to "senior management" found to be directed at matters relating to conduct of the company's ordinary business operations); Minnesota Mining & Manufacturing Co., SEC No-Action Letter, 1999 SEC No-Act. LEXIS 254 (Mar. 4, 1999)(proposal that relates to the pay of the "top 40 executives" found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable). On the other hand, if the Proposal intends to apply only to senior executives of the Company, the Company requests that the Proponent clarify the Proposal. See Staff Legal Bulletin No. 14 (July 13, 2001)("If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.").

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E Shannon

Kathleen E. Shannon

(Enclosures)

cc: Anne Ellsworth

Scott Klinger
United for a Fair Economy/Responsible Wealth

NY12525:340526.5

Peter G. Stern
Holly Diane Badgley
Co-Trustees of the Stern-Badgley 1996 Inter Vivos
Dated 8/14/96

Julie N.W. Goodridge
Northstar Asset Management Inc.

David G. Bradlee

Rosemary Faulkner

Judith Fetterley

Helen Flannery

Susan S. Lloyd

ANNEX A

Link Executive Pay to Predatory Lending Performance

Whereas,

American International Group's American General subsidiary is one of America's largest sub-prime lenders, making real estate and consumer finance loans to borrowers with less than perfect credit.

Historically, sub-prime lending has been fraught with predatory lending abuses. Predatory lending has stripped billions of dollars from borrowers who are often low-income, elderly or people of color, through inflated fees, loans made at rates higher than warranted by customers' credit scores, poor disclosure of loan terms, and in some cases, outright fraud. Engaging in these practices can be extremely costly to companies and their shareholders. Within the last two years, Citigroup paid $200 million and Household International paid $484 million to settle predatory lending complaints.

AIG's American General subsidiary lags other major industry players in developing policies protecting borrowers and shareholders from predatory lending abuses:

> American General has not adjusted employee compensation policies to discourage abusive sales practices. Fair housing advocates have expressed concern to regulators about American General's practice of rewarding employees for the amount of credit insurance they sell. These proponents of fair housing laws argue that credit insurance is often a poor value to customers and a potentially predatory practice. Citigroup and others in the industry have ceased compensating employees on the basis of credit insurance sales.
>
> AIG's American General unit continues to actively oppose (both directly and through industry trade associations) anti-predatory lending legislation at the state and municipal level.
>
> American General has significant non-US subprime lending operations. American General does not appear to apply the same anti-predatory lending policies in the rest of the world as it does in the US. Other lenders have committed to common anti-predatory lending standards wherever they operate.

Resolved,

Shareholders request that the Board conduct a special executive compensation review to study ways of linking executive compensation to successfully addressing predatory lending practices. Among the factors to be considered in this review are: implementation of policies to prevent predatory lending; evaluation of sub-prime loans by outside auditors for compliance with laws and company policies; constructive meetings with concerned community groups; and reductions in predatory lending complaints filed with government bodies. A summary of this review, prepared at reasonable cost and omitting proprietary information, shall be made available to shareholders, upon request, no later than October 1, 2004.

PLEASE VOTE <u>FOR</u> THIS PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group
Incoming letter dated January 9, 2004

The proposal requests that the board of directors conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel